The share exchange described in this notice involves securities of a foreign company. This share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this notice has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than pursuant to the share exchange agreement, such as in open market or privately negotiated purchases.

Stock Code: 6900
June 11, 2013

Dear Shareholders

Kazunori Hashiguchi
President and Representative Director
Tokyo Denpa Co., Ltd.
12-18 Omori-Nishi 1-chome, Ota-ku, Tokyo

Notice is hereby given that the 79th Ordinary General Meeting of Shareholders will be held as detailed below, and your attendance is cordially requested.

In the event that you are unable to attend the meeting, you may exercise your voting rights in writing. To do so, we kindly ask that you first examine the Reference Materials for the General Meeting of Shareholders, and exercise your voting rights by 5:30 p.m. on Tuesday, June 25, 2013.

1. Date and time:	Wednesday, June 26, 2013 10:00 a.m.

2. Location:	12-18 Omori-Nishi 1-chome, Ota-ku, Tokyo
The Multi-purpose Hall on the fourth floor of Tokyo Denpa Co., Ltd.

3. Agenda

Items to be Reported:
1.
Report of the business report and the consolidated financial statements for the 79th fiscal term (From April 1, 2012 to March 31, 2013), together with the audit reports on the consolidated financial statements prepared by the Independent Auditor and the Board of Statutory Auditors

2.	Report of the financial statements for the 79th fiscal term (From April 1, 2012 to March 31, 2013)

Items to be Resolved:
No. 1:	Dividends of Retained Earnings for the 79th Fiscal Term
No. 2:	Election of Two (2) Members of the Board of Directors
No. 3:	Approval of the Share Exchange Agreement between Tokyo Denpa Co., Ltd. and Murata Manufacturing Co., Ltd.

•	Attendees are kindly requested to complete and submit the enclosed Voting Rights Exercise Form at the reception desk at the entrance to the meeting hall.
•
In the event of any changes  being made to the Reference Materials for the General Meeting of Shareholders, or to the business report and consolidated or non-consolidated financial statements, such changes will be posted on the Tokyo Denpa Co., Ltd.’s website (http://www.tew.co.jp/).

Reference Materials for the General Meeting of Shareholders

Proposals and References

Proposal No. 1: Dividends of Retained Earnings for the 79th Fiscal Term

With respect to the year-end dividend payout for the 79th fiscal year, Tokyo Denpa Co., Ltd. (the “Company”) will pay the below dividend by taking into consideration its business results of the year.

Matters related to year-end dividend

(1) Allocation of dividend assets and total amount of allocation
3 yen per common share
Total amount of payout: 28,178,265 yen
(2) Effective date of dividend payout
June 27, 2013

Proposal No. 2: Election of Two (2) Directors

To further strengthen the management system and management supervisory function, we request that you elect one (1) director and one (1) outside director.

The profiles of the candidates for directors are as follows.

Candidate Number	Name (Birth Date)	Brief Personal History, Significant Concurrent Positions, Positions and Responsibilities		Shares of the Company Owned
1	Hirokazu Sasahara (Jan. 19, 1963)	Apr 1985	Joined Murata Manufacturing Co., Ltd.	-
		Jul 2001	Manager, Human Resource Dept., Murata Manufacturing Co., Ltd.
		Nov 2008	Deputy Manager, Management Dept., Yasu Division, Murata Manufacturing Co., Ltd.
		Dec 2011	General Manger, Management Dept., Yokaichi Plant, Murata Manufacturing Co., Ltd. (current)
2	Yoshito Takemura (Jan. 23,1957)	Apr 1981	Joined Murata Manufacturing Co., Ltd.	-
		Jun 2003	General Manager, Finance Dept., Murata Manufacturing Co., Ltd.
		Jul 2009	President, Murata (China) Investment Co., Ltd.
		Jul 2012	Vice President and General Manger, Management Group, Murata Manufacturing Co., Ltd. (current)
(Note)	1.	Mr. Hirokazu Sasahara and Mr. Yoshito Takemura are with Murata Manufacturing Co., Ltd., a major shareholder of the Company.
2.	Mr. Yoshito Takemura is a candidate for outside director. Mr. Takemura is scheduled to assume the position of Director and the Vice President at Murata Manufacturing Co., Ltd. on June 27, 2013.
3.	Reasons for nominating the candidate for Outside Director

Mr. Yoshito Takemura is nominated as a candidate for the Outside Director in the hope that he will be able to utilize abundant managing experiences to advise the Company’s management and contribute to strengthen its corporate governance.

4.	Outline of the Liability Limitations Agreement

If Mr. Yoshito Takemura is elected, with respect to potential liabilities of Mr. Takemura to the Company pursuant to Article 423, Paragraph 1 of the Companies Act of Japan (the “Companies Act”), the Company shall enter into an agreement with Mr. Takemura, limiting his liabilities to the minimum amount provided for under Article 425, Paragraph 1 of the Companies Act, pursuant to the Article 31, Paragraph 2 of the Articles of Incorporation of the Company.

Proposal No. 3: Approval of the Share Exchange Agreement between the Company and Murata Manufacturing Co., Ltd.

The Company and Murata Manufacturing Co., Ltd. (“Murata”) entered into a share exchange agreement (the “Share Exchange Agreement”) on February 13, 2013, through which the Company will become a wholly-owned subsidiary of Murata and Murata will become the parent company owning 100% of the shares of the Company, with August 1, 2013 as the effective date (the “Share Exchange”).

We would like to ask for your approval on the Share Exchange Agreement. The purpose of the Share Exchange and the overview of the Share Exchange Agreement are as follows:

1.	Purpose of Making the Company a Wholly-owned Subsidiary Through the Share Exchange

Murata was founded by Akira Murata in Nakagyo-ku, Kyoto in 1944 and was reorganized into a stock corporation in 1950. Currently, the Murata Group is comprised of 77 consolidated subsidiaries and 5 equity method affiliates. Under the slogan "Innovator in Electronics®,” Murata has contributed to the growth of the highly-advanced information age through the development, manufacture and sale of original electronic components accommodating the varying needs of the time.

Murata currently views the high growth portable device market (including smartphones and tablet computers) as its core market, and is developing, producing and globally selling high-performance and high value-added components, including monolithic ceramic capacitors and wireless modules built on its materials, module and manufacturing technologies. In addition, Murata manufactures and sells products in emerging markets and is expanding into new markets such as the automotive, environment/energy and healthcare markets, and is building a firm footing in markets with growing demand and in businesses with high barriers to entry.

With respect to product lineup, Murata introduced an expansion strategy (nijimidashi) aimed at partnering with companies that possess the technology and track record demanded in the world’s leading markets, and incorporating core technologies from neighboring markets. Murata continues to create demand by providing new solutions to customers’ need for continuous technical innovation, including ultra-compact, energy efficient and high-speed products.

The Company traces its origins to Tokyo Denpa Laboratory, founded in 1934, which was reorganized into Toha Kogyo Kabushiki Kaisha and changed its name to Tokyo Denpa Co., Ltd. in 1949. Since 1949, the Company has been in the business of the manufacture and sale of crystal devices, which includes crystal oscillators and crystal units, as well as electronic devices, which is built on the core technology of high-frequency circuit design and includes radio equipment and measuring equipment.

Crystal devices are a key technology component in the telecommunications and information technology fields, and the Company has been providing high value-added products in many fields including the automotive, OA equipment, digital home appliances and industrial wireless equipment fields, based on its high quality and high purity synthetic quartz production technology, high bandwidth crystal processing/assembly technology and precision temperature compensation/monitoring technology expertise which it has developed over the years. Particularly in the high-growth portable device market (including smartphones and tablet computers), the Company continues to provide high value-added products which meet customer needs by actively pursuing the development of pioneering ultra-compact and high-precision products.

Murata and the Company have maintained a mutually satisfying long-term alliance, including the incorporation of products developed and manufactured by the Company into Murata products as key components. The two companies entered into a capital and business alliance agreement in connection with the crystal device business in August 2009, and in May 2011, signed a comprehensive cooperation agreement, and have since cooperated in sales as well as the joint development of HCR®, a high-precision and low cost product.

The portable device market, which both companies consider a core market, has grown into a mega market with sales in excess of 1 billion units per year, with demand expected to continue to grow particularly in overseas markets, driven by factors such as the shift to high-performance devices and the growth in demand in emerging markets. However, given the backdrop of fierce development and price competition among the portable device manufacturers, who are the end-clients of Murata and the Company, technological innovation and new model launches occur rapidly, and variances in supply and demand for different manufacturers and models is trending upwards. In addition, although the Company sells its products globally through its sales office in North America and distributors around the world, its global reach is yet to be fully realized. In order to succeed under such market conditions, the core technologies of both Murata and the Company must be leveraged, and product development and output capacities must be expanded and tailored to meet the global market’s needs.

Murata and the Company, its equity method affiliate, have maintained a cooperative relationship thus far. However, in order to weather today’s challenging economic environment, the Company must work as one and share information with Murata to secure a sufficient and flexible production capacity. The Company must also secure the necessary human and financial capital, promote vertical integration with Murata’s overseas sales channels and continue to conduct state-of-the-art research and development. Therefore, it was determined that making the Company a wholly-owned subsidiary of Murata would be optimal for building the necessary business structure that would fully leverage Murata and the Company’s combined resources, including development, manufacturing, sales, marketing and management, and speed up management decision-making.

As a result of the Share Exchange, Murata will be able to enhance its product lineup by acquiring the crystal device products (a key component in electronic parts) and technology of the Company. The Company will benefit from a corporate structure that can provide strong support for the development, manufacture and sale of crystal devices, and will greatly contribute to enhancing the corporate value of the two companies through business synergies. The expected synergies include the following:

(1)
Increasing the production capacity of crystal and other products to respond to rapidly increasing demand. Fully implementing Murata’s manufacturing expertise, supply chain management capabilities and marketing techniques at the Company to strengthen its ability to meet supply and demand and, in turn, maximize earnings.

(2)
Utilizing Murata’s sales channels to the fullest extent in order to market and sell the Company’s products globally. Leveraging wide ranging product lineup to develop new clients and further expand Murata and the Company’s marketing and sales.

(3)
Creating high performance and high value-added electronic components by strengthening the structure for the planning and development of the Company’s products vis-a-vis leading global customers and jointly developing pioneering products that meet customer needs.

2.	Overview of the Share Exchange Agreement

The Share Exchange Agreement signed by the Company and Murata on February 13, 2013 is as follows:

SHARE EXCHANGE AGREEMENT

Murata Manufacturing Co., Ltd. (“Murata”) and Tokyo Denpa Co., Ltd. (the “Company”) shall enter into this Share Exchange Agreement (this “Agreement”) as follows.

Article 1   (Share Exchange)

Murata and the Company shall conduct a share exchange (the “Share Exchange”) through which Murata will become a wholly-owning parent company of the Company and the Company will become a wholly-owned subsidiary of Murata, in accordance with this Agreement.

Article 2   (Trade Names and Addresses of the Parties)

The trade names and addresses of Murata and the Company are as follows:

(1) Murata:	Trade Name:	Murata Manufacturing Co., Ltd.
Address:	10-1, Higashikotari 1-chome, Nagaokakyo-shi, Kyoto, Japan

(2) The Company:	Trade Name:	Tokyo Denpa Co., Ltd.
Address:	12-18 Omori-Nishi 1-chome, Ota-ku, Tokyo, Japan

Article 3   (Shares to be Delivered upon the Share Exchange and Allotment thereof)

1.
Upon effectiveness of the Share Exchange, Murata shall deliver to shareholders of the Company as of the time immediately preceding the acquisition of all outstanding shares of the Company (excluding the Company’s shares owned by Murata) (the “Reference Time”), in exchange for the Company’s common stock, 0.1 shares of Murata common stock for each common stock of the Company held by such shareholders.

2.	Murata shall not issue new common stock to be delivered with respect to the Share Exchange and shall use its treasury shares for the delivery.

3.
Upon effectiveness of the Share Exchange, Murata shall allot to the shareholders of the Company (excluding Murata) 0.1 shares of Murata common stock for each common stock of the Company held by such shareholders.

4.
With respect to any fractional shares comprising less than one share of Murata common stock that are required to be allotted and delivered under the preceding three Paragraphs to the shareholders of the Company, Murata shall handle them in accordance with Article 234 of the Companies Act of Japan and other applicable laws and regulations.

Article 4   (Amounts of Stated Capital and Reserves of Murata)

There will be no change in the amounts of the stated capital and reserves of Murata due to the Share Exchange.

Article 5   (Effective Date)

The date on which the Share Exchange takes effect (the “Effective Date”) shall be August 1, 2013; provided, however, that Murata and the Company may change such date as necessary in accordance with the progress of the Share Exchange and other reasons, upon mutual consultation.

Article 6   (General Meeting of Shareholders to Approve the Share Exchange Agreement)

1.
Pursuant to the provisions of Article 796, main clause of Paragraph 3 of the Companies Act, Murata shall conduct the Share Exchange without obtaining approval at a general meeting of shareholders stipulated in Article 795, Paragraph 1 of the Companies Act; provided, however, that if, pursuant to the provisions of Article 796, Paragraph 4 of the Companies Act, approval of this Agreement at a general meeting of shareholders of Murata becomes necessary, Murata shall obtain approval of this Agreement and resolutions on matters necessary for the Share Exchange at its general meeting of shareholders held no later than the day immediately preceding the Effective Date.

2.
The Company shall obtain shareholder approval of this Agreement pursuant to Article 783, Paragraph 1 of the Companies Act and resolutions on matters necessary for the Share Exchange at its general meeting of shareholders held no later than the day immediately preceding the Effective Date.

Article 7   (Management of Assets, Other)

1.
During the period from signing of this Agreement until the Effective Date, each of Murata and the Company shall conduct its business and manage and operate its assets with the due care of a prudent manager, and unless otherwise specified in this Agreement, Murata and the Company shall consult with each other before either party takes any action that may materially affect such assets, rights or obligations.

2.
If the Company shall obtain shareholder approval of this Agreement , by resolution at a meeting of the Board of Directors of the Company to be held no later than the day immediately preceding the Effective Date, the Company shall cancel, by the Reference Time, all of its treasury shares and all of those treasury shares that will be held by the Company by the Reference Time (including the treasury shares to be acquired through the purchases related to any dissenting shareholders’ exercise of their appraisal rights in connection with the Share Exchange).

Article 8   (Modification of the Conditions of this Agreement and Termination)

Murata and the Company may, upon mutual consultation, modify the conditions or contents of this Agreement or terminate this Agreement, if, during the period commencing from the Execution Date until the Effective Date, due to an act of god or other events, (i) a material change occurs to the assets or results of operations of Murata or the Company, (ii) a material impediment arises or prevails in the implementation of the Share Exchange or (iii) it otherwise becomes difficult to achieve the purpose of this Agreement.

Article 9   (Effectiveness of this Agreement)

This Agreement shall cease to have any effect if (i) approval of this Agreement or resolutions on matters necessary for the Share Exchange has not been obtained at a general meeting of shareholders of Murata set forth in Article 6, Paragraph 1 hereof (provided, however, that, with respect to Murata, this shall only apply when the foregoing apply to the proviso of Article 796, Paragraph 4 of the Companies Act,), (i) approval of this Agreement or resolutions on matters necessary for the Share Exchange has not been obtained at a general meeting of shareholders of the Company set forth in Article 6, Paragraph 2 hereof, or (iii) any of the prior approvals from the relevant regulatory authorities required for the effectiveness of the Share Exchange by the laws and regulations of Japan or any other jurisdiction have not been obtained.

Article 10  (Amendment to Articles of Incorporation)

Murata shall obtain shareholder approval of a proposed amendment to Murata’s Articles of Incorporation that allows Murata shareholders who are holders of less than one unit to have their shares repurchased by Murata pursuant to the Article 194, Paragraph 1 of the Companies Act at its general meeting of shareholders held no later than the day immediately preceding the Effective Date.

Article 11  (Matters for Consultation)

In addition to the matters set forth in this Agreement or any matters necessary with respect to the Share Exchange shall be determined by consultation between Murata and the Company in accordance with the purpose of this Agreement.

Article 12   (Jurisdictional Court)

Any conflict arising from this Agreement and matters with respect to this Agreement shall be amicably settled through consultation between Murata and the Company in accordance with the principle of good faith. However, in the event the parties are not able to reach an agreement, such conflict shall be submitted to the Kyoto District Court in the first instance.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate, and upon signing hereof, each of Murata and the Company retains one (1) original hereof.

February 13, 2013

MURATA MANUFACTURING CO., LTD.

Name:	Tsuneo Murata
Title:	President and Representative Director
Address:	10-1, Higashikotari 1-chome, Nagaokakyo-shi, Kyoto, Japan

TOKYO DENPA CO., LTD.

Name:	Kazunori Hashiguchi
Title:	President and Representative Director
Address:	12-18 Omori-Nishi 1-chome, Ota-ku, Tokyo, Japan

3.	Overview of the matters prescribed in Article 184, Paragraph 1, all items (excluding item (v) and (vi)) of the Ordinance for Enforcement of the Companies Act

(1)	Matters Concerning the Appropriateness of the Consideration

(i) Matters Concerning the Total Consideration or Appropriateness of the Total Amount

(a) Share Exchange Ratio

Company	Murata	The Company
Share Exchange Ratio	1	0.10
Number of shares to be delivered in the Share Exchange	Murata common stock: 639,285 shares (Expected)
(Note 1)	Share Exchange Ratio

Shareholders of the Company will receive 0.10 shares of Murata common stock for each share of the Company’s common stock exchanged under the Share Exchange. However, the 3,000,000 shares of the Company’s common stock held by Murata (as of February 13, 2013) will not be exchanged for shares of Murata common stock in connection with the Share Exchange.

(Note 2)	Number of shares to be delivered in the Share Exchange

Murata will deliver 639,285 shares (expected) of its common stock to the Company’s shareholders (excluding Murata) who are holders of record immediately prior to Murata’s acquisition of all of the Company’s issued and outstanding (excluding the shares of the Company’s common stock held by Murata) shares (the “Record Date”). The Murata shares delivered in the Share Exchange will be treasury stock (14,187,796 shares as of December 31, 2012) and Murata does not expect to issue new shares in connection with the Share Exchange. The Company plans to retire, as of the Record Date, all of its treasury stock (including shares repurchased from the Company’s dissenting shareholders) that it owns as of the Record Date, pursuant to a resolution by a meeting of its board of directors to be held by the day before the Record Date.

The number of shares to be delivered in the Share Exchange may be adjusted for reasons including the Company’s repurchase or cancelation of its treasury stock.
(Note 3)	Treatment of shares less than one unit

The Share Exchange is expected to result in a significant number of the Company’s shareholders who are holders of less than one unit (i.e. less than 100 shares) of Murata common stock. The Company’s shareholders who hold fewer than 1,000 the Company’s shares are expected to receive less than one unit of Murata common stock, and therefore will not be able to sell such stock on the securities exchanges. The Company’s shareholders who receive less than one unit of Murata common stock may take part in the following programs.

(1)	Repurchase program for shares less than one unit (sale of shares less than 100 shares)
In accordance with Article 192, Paragraph 1 of the Companies Act, Murata shareholders who are holders of less than one unit may have their shares repurchased by Murata.
(2)	Program for the purchase of additional shares of less than one unit (purchase of extra shares to total 100 shares)

In accordance with Article 194, Paragraph 1 of the Companies Act and pursuant to Murata’s Articles of Incorporation, Murata shareholders holding shares of less than one unit may purchase additional shares from Murata in a quantity that, when taken together with the shares of less than one unit, equals one unit (i.e. 100 shares).

Currently, Murata has not adopted a program allowing for the purchase of additional shares. However, because it is expected that approximately 70% of the Company’s shareholders (based on the Company’s shareholder register as of December 31, 2012; actual percentage as of this announcement may differ) will only receive Murata shares of less than one unit as a result of the Share Exchange, Murata plans to establish such a program, conditional upon the approval of a proposed amendment to Murata’s Articles of Incorporation at its annual general meeting of shareholders scheduled to be held in late June 2013.

(Note 4)	Treatment of fractional shares

With respect to the Company’s shareholders who will receive fractional shares of Murata common stock through the Share Exchange, in accordance with Article 234 of the Companies Act and other relevant laws and regulations, Murata will sell its shares in a number equal to the total number of such fractional shares, and will distribute the proceeds of such sale to such the Company’s shareholders.

(b) Basis of calculation

In order to ensure the fairness of the share exchange ratio in the Share Exchange, both companies separately retained an independent third-party advisor to calculate the share exchange ratio. Murata retained Nomura Securities Co., Ltd. (“Nomura Securities”) and the Company retained The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“Mitsubishi UFJ”) as their respective advisors for calculating the share exchange ratio.

With respect to Murata, as there is a market price for Murata’s shares, which is listed on the Tokyo Stock Exchange (“TSE”) and Osaka Stock Exchange, Nomura Securities used an Average Market Price Analysis (using February 8, 2013 as the record date for calculation, the average of (i) the closing price on the record date, (ii) the average closing price for the one-week period preceding the record date, (iii) the average closing price for the one-month period preceding the record date, (iv) the average closing price for the three-month period preceding the record date and (v) the average closing price for the six-month period preceding the record date was taken). In addition, because there are multiple listed companies similar to Murata that Murata can be compared with, a Comparable Companies Analysis was used. Furthermore, the discounted cash flow method (“DCF Analysis”) was used to reflect the valuation of future business activities.

With respect to the Company, as there is a market price for the Company’s shares, which is listed on the TSE, Nomura Securities used an Average Market Price Analysis (using February 8, 2013 as the record date for calculation, the average of (i) the closing price on the record date, (ii) the average closing price for the one-week period preceding the record date, (iii) the average closing price for the one-month period preceding the record date, (iv) the average closing price for the three-month period preceding the record date and (v) the average closing price for the six-month period preceding the record date was taken). In addition, because there are multiple listed companies similar to the Company that the Company can be compared with, a Comparable Companies Analysis was used. Furthermore, a DCF Analysis was used to reflect the valuation of future business activities. The results under each method of calculation, valuing each single share of Murata at 1, are as follows:

Calculation Method	Resulting Share Exchange Ratio
Average Market Price Analysis	0.08 ~ 0.09
Comparable Companies Analysis	0.08 ~ 0.16
DCF Analysis	0.08 ~ 0.12

Nomura Securities based its calculations on information received from both companies as well as publicly available information. Nomura Securities assumed all such materials and information to be accurate and complete and did not independently verify the accuracy and completeness thereof. Furthermore, Nomura Securities did not perform an independent evaluation, appraisal or assessment with respect to the assets and liabilities (including contingent liabilities) of Murata, the Company and their respective affiliated companies, including analysis and evaluation of individual assets and liabilities, and did not retain an independent third-party to perform any such appraisal or assessment. Nomura Securities’ calculation of the share exchange ratio reflects the information and economic conditions as of February 8, 2013, and assumes that Murata’s and the Company’s financial projections were reasonably prepared and presented based on the best projections and judgment available to Murata and the Company.

With respect to Murata, as there is a market price for Murata’s shares, which is listed on the TSE and Osaka Stock Exchange, Mitsubishi UFJ used an Average Market Price Analysis (using February 8, 2013 as the record date for calculation, the average of (i) the closing price on the record date, (ii) the average closing price for the one-week period preceding the record date, (iii) the average closing price for the one-month period preceding the record date and (iv) the average closing price for the three-month period preceding the record date was taken).

With respect to the Company, as there is a market price for the Company’s shares, which is listed on the TSE, Mitsubishi UFJ used an Average Market Price Analysis (using February 8, 2013 as the record date for calculation, the average of (i) the closing price on the record date, (ii) the average closing price for the one-week period preceding the record date, (iii) the average closing price for the one-month period preceding the record date and (iv) the average closing price for the three-month period preceding the record date was taken). In addition, a DCF Analysis was used to reflect the valuation of future business activities. Under the DCF Analysis, the value per share of the Company’s common stock was calculated by discounting its future cash flow based on the profit projections prepared by the Company.

The results under each method of calculation, valuing each share of Murata at 1, are as follows:

Calculation Method		Resulting Share Exchange Ratio
Murata	The Company
Average Market Price Analysis	Average Market Price Analysis	0.080 ~ 0.086
Average Market Price Analysis	DCF Analysis	0.066 ~ 0.125

Mitsubishi UFJ, in general, based its calculations on information received from both companies as well as publicly available information, as is. Mitsubishi UFJ assumed all such materials and information to be accurate and complete and did not independently verify the accuracy and completeness thereof. Furthermore, Mitsubishi UFJ did not perform an independent evaluation, appraisal or assessment with respect to the assets and liabilities (including off-balance sheet assets and liabilities and other contingent liabilities) of Murata, the Company and their respective affiliated companies, including analysis and evaluation of individual assets and liabilities, and did not retain an independent third-party to perform any such appraisal or assessment. Mitsubishi UFJ further assumed that the Company’s profit projections were reasonably prepared and presented based on the best projections and judgment available to the Company’s management. Mitsubishi UFJ’s calculations reflect the above information as of February 8, 2013.

The profit projections that Murata submitted to Nomura Securities, which were used as the basis for Nomura Securities’ DCF Analysis calculations, contain fiscal years where a large increase in profits is projected. This is primarily due to the incorporation of increased shipments of smartphones and tablet computers and improvements in profitability associated with the increases in the number of Murata components used per device.

The profit projections that the Company submitted to Nomura Securities and Mitsubishi UFJ, which were used as the basis for DCF Analysis calculations, contain fiscal years where a large increase or decrease in profits is projected. This is because the Company’s operating results are projected to decline for some time as a result of the challenging business environment which is expected to continue beyond the next fiscal year. However, it is expected that operating results will improve thereafter as a result of increased revenues driven by sales growth and cost reduction efforts.

(c) Calculation process

Murata and the Company diligently negotiated and discussed the share exchange ratio using the calculations and advice provided by their respective independent advisors, taking into consideration factors including their respective financials, operating results trends and share price trends. Consequently, the boards of directors of Murata and the Company each resolved to approve the share exchange ratio set forth above in Section 3(1)(i)(a) on February 13, 2013, after having determined that the share exchange ratio is reasonable and in the interests of their respective shareholders, and entered into the Share Exchange Agreement on the same day.

The merger ratio is subject to change pursuant to discussions between Murata and the Company in the event of material changes in the conditions underlying the calculation of such merger ratio.

(d) Relationship with advisors

Nomura Securities and Mitsubishi UFJ are each third-party advisors independent of Murata and the Company, do not qualify as parties related to Murata and the Company and do not have a material interest in the Share Exchange.

(ii) Purpose for Choosing Murata’s Shares as the Consideration

The Company and Murata have chosen the common shares of Murata, which will be the parent company after the Share Exchange, as the consideration for the Share Exchange. The common shares of Murata, which serves as the consideration for the Share Exchange, is listed on the First Section of the Tokyo Stock Exchange and the liquidity of such shares will be maintained following the Share Exchange.

Also, because the Share Exchange is meant to enhance the corporate value of the two companies and the shareholders of the Companies are expected to profit from the business synergies from the Share Exchange, we believe it is appropriate to choose the common share of Murata, which serves as the parent company, as the consideration for the Share Exchange.

(iii) Matters Concerning the Protection of Profits of the Shareholders of the Company

(a) Measures to ensure fairness

Murata holds 31.86% of the Company’s issued and outstanding shares and the Company is an equity method affiliate of Murata. In order to ensure the fairness of the share exchange ratio in the Share Exchange, each company retained an independent third-party advisor to calculate the share exchange ratio as noted above at Section 3(1)(i)(b) and negotiated and discussed such ratio diligently, taking into account the results of the calculations of its advisors. On February 13, 2013, the respective meetings of the boards of directors of Murata and the Company passed resolutions approving the Share Exchange to be carried out according to the share exchange ratio discussed above.

Neither Murata nor the Company have obtained fairness opinions regarding the fairness of the share exchange ratio from their respective independent third-party advisors.

Additionally, Murata retained Nagashima Ohno & Tsunematsu and the Company retained TMI Associates as their respective legal advisors in connection with the Share Exchange. Murata and the Company received legal advice from each of their legal advisors on matters including the procedures in respect of the Share Exchange as well as the decision-making methods and processes in respect of the respective boards of directors.

(b) Measures to avoid conflicts of interest

In order to avoid any conflict of interest, Hideo Sakamoto, one of the Company’s directors who concurrently serves as an advisor to Murata, abstained from taking part in the deliberations and voting at the meeting of the board of directors of the Company held on February 13, 2013. Mr. Sakamoto did not participate in discussions and negotiations with Murata in connection with the Share Exchange.

All of the Company’s directors except for Hideo Sakamoto attended the above meeting of the board of directors, and unanimously resolved to enter into the Share Exchange Agreement. In addition, all of the Company’s auditors attended the above meeting of the board of directors, and all such auditors opined that they had no objections with respect to the Share Exchange Agreement.

(iv)	Matters Concerning Appropriateness of the Amounts of the Capital and Reserves of Murata

There will be no change in the amounts of the stated capital and reserves of Murata due to the Share Exchange.

This is appropriate in light of Murata’s capital policy.

Cautionary Statement Regarding Forward-Looking Statements

This notice contains forward-looking statements that reflect Murata Manufacturing Co., Ltd. and Tokyo Denpa Co., Ltd.’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Murata Manufacturing Co., Ltd. and Tokyo Denpa Co., Ltd.’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: failure of the parties to agree on some or all of the terms of the transactions; failure to obtain a necessary shareholders’ approval; inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the transaction; changes in laws or accounting standards, or other changes in the business environment relevant to the parties; challenges in executing our business strategies; the effects of financial instability or other changes in general economic or industry conditions; and other risks to consummation of the transaction.

Murata Manufacturing Co., Ltd.

Business Report
(From April 1, 2012 to March 31, 2013)

1.	Status of Company

(1)	Description of Main Business

Murata Manufacturing Co., Ltd. (“Murata”) and its subsidiaries (collectively, the “Murata Group”) manufacture and sell electronic components, mainly ceramic components (capacitors and piezoelectric components, etc.) and modules (communication modules and power supplies, etc.), and related products.  From inorganic and organic chemical materials to ceramics and electronic components, the Murata Group conducts vertically integrated technology development and fully integrated production.  The Murata Group develops materials, manufacturing processes and production facilities independently and manufactures distinctive and unique products based upon deep know-how.  Such products are being sold for use in various electronic devices including audio-visual equipment, communication devices, computers and related products, car electronics and consumer electronics, etc.

(2)	Results of Operations

(i)	Overview

In the global economic environment during the year ended March 31, 2013, the business outlook was unclear because of the impact of the euro-zone’s protracted stagnation and deceleration of emerging markets like China and India, while it started to show some positive signs.  The U.S. economy got back on a recover track by the housing market hitting bottom.  The yen depreciation and high stock prices in Japan were due to favorable expectation of pro-growth policies of the new government that came into being in the end of 2012.

In the electronics market, there was a sharp increase in the demand for electronic components thanks to significant penetration of LTE handsets in the smartphones market, the penetration of tablet devices and vehicle’s production increase and advanced electrification, although the production of flat-screen TVs and notebook PCs dropped from the previous fiscal year.

Under these market circumstances, Murata’s net sales for the period under review increased by 681,021 million yen, up 16.5% from the year ended March 31, 2012.  It marked the highest net sales on record owing to increased demand of Murata’s products, additional sales from the high-power amplifier business of Renesas Electronics Corporation and the business of VTI Technologies Oy, which Murata acquired in the previous fiscal year, and the yen depreciation, whose average exchange rate against the U.S. dollar rose by 4.04 yen from the previous fiscal year.

Operating income was 58,636 million yen, up 30.4%, income before income taxes was 59,534 million yen, up 16.9%, and net income was 42,386 million yen, up 37.6%, from the previous fiscal year.  The primary factors for the profit increase were the increase in capacity utilization, comprehensive cost reductions and the yen depreciation while there were negative factors from price declines and increased fixed costs by expanding the production capacity and cost of acquired business.

(ii)	Sales by product category

Net sales by product category for the period under review are as follows.

(Order and sales by product)
Period	77th Fiscal Year (from April 1, 2012 to March 31, 2013)
Category	Order	Sales
Products	Amount	Amount	Proportion	Change
	Millions of yen	Millions of yen	%	%
Capacitors	231,492	228,719	33.7	109.8
Piezoelectric Components	80,364	80,631	11.9	102.6
Other Components	139,185	138,857	20.5	123.7
Components Total	451,041	448,207	66.1	112.3
Communication Modules	191,667	182,899	26.9	136.6
Power Supplies and Other Modules	48,318	47,252	7.0	96.3
Modules Total	239,985	230,151	33.9	125.8
Net sales	691,026	678,358	100.0	116.5

Components

Sales of Components for the period under review were increased by 12.3% year-on-year to 448,207 million yen.

Capacitors

The Capacitors category includes multilayer ceramic capacitors (MLCCs).

For the period under review, sales of MLCCs, the main product in this category, significantly rose because sales for mobile phones, tablet devices and automotive electronics were greatly increased, although sales were sluggish for AV devices and home electronics.  Especially, the penetration of LTE handsets and the shift to more sophisticated components brought more demand for smartphones.  The advanced electrification for automotive were increased demand in its market, too.

As a result, overall net sales increased by 9.8% year-on-year to 228,719 million yen.

Piezoelectric Components

The Piezoelectric Components category includes SAW (surface acoustic wave) filters, ceramic resonators, piezoelectric sensors, and ceramic filters.

For the period under review, sales of SAW filters maintained steady growth thanks to growing production of mobile phones and an increased number of components per device with the ongoing trend toward multi-band devices although there is an impact of its sales decrease because of increasing the ratio of internal sales to the Communication Modules segment.  Sales of crystal resonators were increased sharply for the mobile phone market.  Regarding piezoelectric sensors, sales of shock sensors were growing stronger thanks to the increased number of components per hard disk drive.

As a result, overall net sales increased by 2.6% year-on-year to 80,631 million yen.

Other Components

Other Components include EMI (electro-magnetic interference) suppression filters, inductors (coils), thermistors, connectors, and sensors.

For the period under review, sales of EMI suppression filters progressed strongly for mobile phone, computers and peripherals and automotive electronics. Sales of inductors (coils) and connectors greatly increased for mobile phone and tablet devices. Sales of sensors also greatly increased from the previous fiscal year, because sales of MEMS (Micro Electro Mechanical System) sensors manufactured by acquired “VTI Technologies Oy” (rename as “Murata Electronics Oy”), were added for automotive electronics.

As a result, overall net sales increased by 23.7% year-on-year to 138,857 million yen.

Modules

Sales of Modules for the period under review were increased by 25.8% year-on-year to 230,151 million yen.

Communication Modules

The Communication Modules category includes short-range wireless communication modules, multilayer ceramic devices, and circuit modules.

For the period under review, sales of short-range wireless communication modules grew steadily, since sales greatly increased for smartphones and tablet devices although sales were decreased for portable media players. Sales of multilayer ceramic devices were greatly increased for mobile phones and tablet devices. Sales of circuit modules were also greatly increased from the previous fiscal year, since sales were increased for mobile phones and tablet devices, and sales of high-power amplifier manufactured by Renesas Electronics Corporation were added.

As a result, overall net sales posted a year-on-year increase of 36.6% to 182,899 million yen.

Power Supplies and Other Modules

This product category includes power supplies.

For the period under review, sales of power supplies declined because of sluggish sales for all applications but automotive electronics.

As a result, overall net sales posted a year-on-year decrease of 3.7% to 47,252 million yen.

(3)	Challenges Facing the Company

The global electronic market is expected to grow in the medium to long term, driven by the demand expanding in emerging countries and new demand of sophisticated and multifunctional electronic components from developed countries. Additionally, it is expected that the future demand of electronics components will expand and shift to new applications which will become next primary market not only for the consumer electronics market, like smartphones and tablet devices, but also the automotive market following its advanced electrification and the markets of energy, environment and healthcare.

For the rapidly growing markets, Murata intends to strengthen its sales and marketing forces and enhance production capacity, launch new, high value-added products earlier than its competitors and contribute to the trend of electronic devices towards reduction in size and thickness, and more manifold functions. In addition, Murata intends to expand its business by proactively seeking merger and acquisition opportunities. Indeed, Murata aims to expand the high-power amplifier business and MEMS (Multi Electro Mechanical System) sensors business which was acquired in the previous fiscal year, complete the business integration of RF Monolithics, Inc. which was acquired in the period under review and realize the acquisition of Tokyo Denpa Co., Ltd. and capital alliance with TOKO, INC. in the next fiscal year. Additionally, Murata will seek to improve profitability through increasing production capacity outside Japan to facilitate cost reduction and mitigation of foreign exchange fluctuations. For the period under review, we started operations at a new manufacturing subsidiary in Philippines. Together with capacity increase at existing factories in China, Thailand and Malaysia, we intend to further expand production capacity outside Japan.

Where corporate social responsibility is concerned, Murata places equal emphasis on the economic, environmental and social perspectives, and is striving to fulfill corporate responsibilities from each perspective. As for corporate governance, Murata has set a policy on building our system for assuring appropriateness of operations (internal control system). Taking into the considerations of all stakeholders, Murata is building a sound corporate management structure and system. Concrete actions include improving management efficiency, strengthening management-monitoring functions, and ensuring thorough compliance with all relevant laws and regulations.

(4)	Status of Capital Investments

Total capital investments made by the Murata Group during the year ended March 31, 2013, were made 77,662 million yen.

The principal capital investments included 55,770 million yen for the enhancement and streamlining, etc. of production facilities of Murata and its subsidiaries, 7,337 million yen for the enhancement of research and development facilities and 5,135 million yen for the acquisition of land and buildings.

There was no disposition or sale, etc. that would have a significant impact on production capacity.

(5)	Status of Assets and Profit (Loss)

(i)	Changes to assets and profit (loss) of the Murata Group

(Unit: millions of yen unless otherwise indicated)
Period		74th Fiscal Year (from April 1, 2009 to March 31, 2010)	75th Fiscal Year (from April 1, 2010 to March 31, 2011)		76th Fiscal Year (from April 1, 2011 to March 31, 2012)		77th Fiscal Year (from April 1, 2012 to March 31, 2013)

Item	Category	Amount	Amount	Change	Amount	Change	Amount	Change
Net sales		530,819	617,954	116.4	584,662	94.6	681,021	116.5
Income before income taxes		34,658	82,062	236.8	50,931	62.1	59,534	116.9
Net income		24,757	53,492	216.1	30,807	57.6	42,386	137.6
Total assets		928,790	988,508	106.4	1,000,885	101.3	1,087,144	108.6
Shareholders’ equity		800,857	821,144	102.5	808,542	98.5	860,963	106.5
Basic earnings per share		115.35 yen	249.23 yen	-	144.35 yen	-	200.81 yen	-
Shareholders’ equity ratio		86.2%	83.1%	-	80.8%	-	79.2%	-
 (Notes)
1.	Murata’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.
2.	The “Shareholders’ equity” above represents the total “Shareholders’ equity” in the consolidated balance sheet, prepared in conformity with U.S. accounting principles.
3.	Net income per share is calculated based on the U.S. “Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 260, Earnings Per Share.”
4.	The amounts in millions of yen are rounded to the nearest million.

(ii)	Changes to assets and profit (loss) of Murata

(Unit: millions of yen unless otherwise indicated)
Period		74th Fiscal Year (from April 1, 2009 to March 31, 2010)	75th Fiscal Year (from April 1, 2010 to March 31, 2011)		76th Fiscal Year (from April 1, 2011 to March 31, 2012)		77th Fiscal Year (from April 1, 2012 to March 31, 2013)

Item	Category	Amount	Amount	Change	Amount	Change	Amount	Change
Net sales		459,357	539,317	117.4	495,744	91.9	535,155	107.9
Income before income taxes and extraordinary items		18,598	30,319	163.0	17,921	59.1	31,195	174.1
Net income		16,311	24,816	152.1	17,155	69.1	30,601	178.4
Total assets		576,508	631,519	109.5	608,636	96.4	616,263	101.3
Shareholders’ equity		399,467	405,635	101.5	384,434	94.8	397,445	103.4
Basic earnings per share		76.00 yen	115.62 yen	-	80.39 yen	-	144.98 yen	-
Shareholders’ equity ratio		69.3%	64.2%	-	63.2%	-	64.5%	-

(6)	Principal Offices of Murata

(i)       Murata (as of March 31, 2013)

Office	Address
Head Office	Nagaokakyo-shi, Kyoto
Tokyo Branch	Shibuya-ku, Tokyo
Yokaichi Plant	Higashi Omi-shi, Shiga
Yasu Division	Yasu-shi, Shiga
Yokohama Technical Center	Yokohama-shi, Kanagawa
Nagaoka Plant	Nagaokakyo-shi, Kyoto

Consolidated Balance Sheets
(as of March 31, 2013)

		(Unit: millions of yen)
Item	Amount	Item	Amount
Assets	1,087,144	Liabilities	226,181
Current assets	538,098	Current liabilities	153,125
Cash	77,444	Short-term borrowings	47,061
Short-term investments	46,521	Trade accounts payable	38,935
Marketable securities	60,752	Accrued payroll and bonuses	24,011
Trade notes receivable	833	Income taxes payable	11,555
Trade accounts receivable	164,047	Accrued expenses and other	31,563
Allowance for doubtful notes and accounts	(941)
Inventories	160,934	Long-term liabilities	73,056
Deferred income taxes	19,173	Long-term debt	7,443
Prepaid expenses and other	9,335	Termination and retirement benefits	63,562
		Deferred income taxes	879
Property, plant and equipment	323,922	Other	1,172
Land	46,887
Buildings	297,558
Machinery and equipment	679,204	Shareholders’ equity	860,963
Construction in progress	20,043	Common stock	69,377
Accumulated depreciation	(719,770)	Capital surplus	102,396
		Retained earnings	764,485
Investments and other assets	225,124	Accumulated other comprehensive loss:	(12,221)
Investments in affiliates	2,225	Unrealized gains on securities	5,695
Investments	157,858	Pension liability adjustments	(3,982)
Goodwill	12,765	Unrealized losses on derivative instruments	(165)
Deferred income taxes	7,499	Foreign currency translation adjustments	(13,769)
Other	44,777	Treasury stock, at cost	(63,074)
Total assets	1,087,144	Total liabilities and shareholders’ equity	1,087,144

Consolidated Statements of Income
(From April 1, 2012 to March 31, 2013)

	(Unit: millions of yen)
Item	Amount
Net Sales		681,021
Operating expenses
Cost of sales	478,824
Selling, general and administrative	94,795
Research and development	48,766	622,385
Operating income		58,636
Other revenues
Interest and dividend income	3,531
Interest expense	(320)
Foreign currency exchange gain (loss)	(1,583)
Other – net	(730)	898
Income before income taxes		59,534
Income taxes
<Current income tax>	20,833
<Deferred income tax>	(3,530)
Equity in earnings of affiliates	155	17,148
Net income		42,386

Consolidated Statements of Shareholders’ Equity
(From April 1, 2012 to March 31, 2013)

	Number of common shares issued	(Millions of yen)
		Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance at March 31, 2012	225,263,592	69,377	102,396	743,206	(43,373)	(63,064)
Purchases of treasury stock at cost						(10)
Net income				42,386
Cash dividends, Yen 100.00 per share				(21,107)
Other comprehensive income, net of tax					31,152
Balance at March 31, 2013	225,263,592	69,377	102,396	764,485	(12,221)	(63,074)

Notes to the Consolidated Financial Statements

(Basis of Preparation of Consolidated Financial Statements)
1.	Scope of consolidation and application of the equity method
(1)	Number of consolidated subsidiaries: 76
Major consolidated subsidiaries:
Fukui Murata Manufacturing Co., Ltd.
Izumo Murata Manufacturing Co., Ltd.
Toyama Murata Manufacturing Co., Ltd.
Komatsu Murata Manufacturing Co., Ltd.
Kanazawa Murata Manufacturing Co., Ltd.
Okayama Murata Manufacturing Co., Ltd.
Murata Electronics North America, Inc.
Murata Electronics Singapore (Pte.) Ltd.
Murata Company Limited
Murata (China) Investment Co., Ltd.
Murata Electronics Trading (Shanghai) Co., Ltd.
Murata Electronics Europe B.V.
(2)	Number of unconsolidated subsidiaries: None
(3)	Number of affiliated companies: 5
Tokyo Denpa Co., Ltd., etc.
All companies are accounted for by equity method.
2.	Changes in scope of consolidation and application of the equity method
(Consolidated subsidiaries)
Five companies were newly consolidated.
RF Monolithics, Inc., etc.
Three companies were excluded from consolidation.
One subsidiary of Murata Power Solutions Group
3.	Significant Accounting Policies
(1)	Basis of presentation
The consolidated financial statements presented herein, under Article 120-2, Paragraph 1 of the Regulations of Companies’ Financial Statements, have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).  However, pursuant to the above Paragraph, certain descriptions and notes required under GAAP have been omitted.
(2)	Inventories
Inventories are stated at the lower of cost, which is determined principally by the average cost method, or market.
(3)	Marketable securities and investments
The Murata Group adopted the provisions of the “Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 320, Investments – Debt and Equity Securities.”
Under ASC 320, “Investments – Debt and Equity Securities”, the Murata Group classifies all debt securities and marketable equity securities as available-for-sale and carry them at fair value with a corresponding recognition of the net unrealized holding gain or loss (net of tax) as a separate component of shareholders’ equity.  Gains and losses on sales of investments are computed on an average cost basis.  Equity securities that do not have a readily determinable fair value are recorded at average cost.
(4)	Depreciation of property, plant and equipment
Depreciation of property, plant and equipment has been principally computed using the declining-balance method.
(5)	Goodwill and other intangible assets
The Murata Group accounted for goodwill and other intangible assets in accordance with ASC 350, “Intangibles – Goodwill and Other”.
In accordance with this statement, goodwill is not amortized and is instead tested at least annually for impairment.
Intangible assets that have finite useful lives will continue to be amortized over their useful lives.
And also this statement requires that an intangible asset that is determined to have indefinite useful life is not amortized but is instead tested at least annually for impairment until its useful life is determined to be no longer indefinite.

(6)	Termination and retirement benefits
Termination and retirement benefits, accounted for in accordance with ASC 715, “Compensation – Retirement benefits”, are provided at the amount incurred during the period, which is based on the estimated present value of the projected benefit obligation less the fair value of plan assets at the end of the period.
The overfunded or underfunded status of a defined benefit postretirement plan is recognized as an asset or liability in its statement of financial position, with an adjustment to accumulated other comprehensive income (loss).
The unrecognized prior service benefit due to certain plan amendments is being amortized on a straight-line basis over the average remaining service period of employees.
The unrecognized actuarial gains and losses in excess of ten percent of the larger of the projected benefit obligation or plan assets are being amortized over five years.
(7)	Accounting for consumption taxes
Consumption taxes are separately accounted for, and are excluded from the amounts of the underlying income and expense transactions.

(Notes to the Consolidated Balance Sheets)
1.	Amounts of less than million yen are omitted.
2.	Discount on bill	340 million yen

(Marketable Securities and Investments)
The cost and amortized cost, gross unrealized gains, gross unrealized losses and fair value for available-for-sale securities by major security type were as follows:

(Unit: millions of yen)
Type	Cost and amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government debt securities	-	-	-	-
Private debt securities	199,898	2,357	396	201,859
Equity securities	8,635	6,029	6	14,658
Investment trusts	-	-	-	-
Total available-for-sale securities	208,533	8,386	402	216,517
Equity securities that do not have a readily determinable fair value based on the cost method are 2,093 million yen.  Impairment loss was not recognized in respect of 2,093 million yen since no event or change in circumstances has occurred that may have a significant adverse effect on the fair value and due to the practical difficulty of obtaining an estimate of the fair value.

The breakdown of marketable securities (government debt securities and private debt securities) by maturity date is as follows:
(Unit: millions of yen)
Maturity date	Marketable securities (government debt securities and private debt securities)
Due within one year	60,752
Due within two to five years	141,107
Due in more than five years	-
Total	201,859

Sales amount, gross realized gains and gross realized losses on sales of marketable securities are as follows:

(Unit: millions of yen)
Amount
Sales amount	1,634
Gross realized gains	34
Gross realized losses	-

(Financial Instruments and Concentration of Credit Risk)
In the normal course of its business, the Murata Group invests in various financial assets and incur various financial liabilities.

1.	Financial assets and liabilities
1)	Cash, short-term investments, notes and accounts receivable, financial instruments which are included in other assets, short-term borrowings, notes and accounts payable and long-term debt
Fair value approximates carrying amounts indicated in the balance sheets.

2)	Marketable securities and investments

Fair value is primarily based on quoted market prices or estimated using discounted cash flow analysis, based on the market interest rates currently available to the Murata Group for instruments with similar terms and maturities.  The fair value of marketable securities and investments are presented in “(Marketable Securities and Investments)”.

2.	Derivatives
The Murata Group enters into forward exchange contracts in order to hedge the foreign currency risk, commodity swap contracts in order to hedge the material purchase price fluctuation risk caused by raw material market price fluctuations, and designated as cash flow hedges.  The exposure to credit risk is minimal since the counterparties are major financial institutions.  The Murata Group does not anticipate nonperformance by any of the counterparties.

-	Forward exchange contracts

The Murata Group has forward exchange contracts against a percentage of various sales and supply transactions, accounts receivable and accounts payable, which transactions are expected to occur within the next six months.

Changes in the fair value of forward exchange contracts are reported in accumulated other comprehensive income (loss).  These amounts are subsequently reclassified into earnings through foreign currency exchange gain (loss) in the same period that the hedged items affect earnings.  Substantially all unrealized gains or losses on derivatives included in accumulated other comprehensive income (loss) at the end of the year are expected to be recognized in earnings within the next four months.

The Murata Group considers all hedges to be highly effective in offsetting the change of foreign currency, account receivable and account payable, sales and supply transaction in the future.

-	Commodity swap contracts
The Murata Group has commodity swap contracts against a percentage of material procurement which transactions are expected to occur within the next six months.

Changes in the fair value of commodity swap contracts are reported in accumulated other comprehensive income (loss).  These amounts are subsequently reclassified into earnings through cost of sales in the same period that the hedged items affect earnings. There was no amount recorded as accumulated other comprehensive income (loss) at the end of this fiscal year.

The Murata Group considers the hedges to be highly effective in expecting to offset the changes of material purchase prices of hedged material procurements in the future.

The expected principal of forward exchange contracts designated as hedges is as follows. As of the fiscal year ended March 31, 2013, there are no commodity swap contracts designated as hedges or forward exchange contracts or commodity swap contracts not designated as hedges.

(Unit: millions of yen)
Expected principal
Forward exchange contracts	49,321

Expected fair value of forward exchange contracts designated as hedges is as follows. As of the fiscal year ended March 31, 2013, there are no commodity swap contracts designated as hedges nor forward exchange contracts or commodity swap contracts not designated as hedges.
(Unit: millions of yen)
	Assets		Liabilities
	Item	Fair value	Item	Fair value
Forward exchange contracts	Prepaid expenses and other current assets	51	Prepaid expenses and other current liabilities	276

3.	Concentration of Credit Risk
The Murata Group conducts sales towards the electronics markets around the world.
The Murata Group generally extends credit to its customers, therefore, collection of receivables could be affected by developments in the electronics industry. However, the Murata Group closely monitors extensions of credit and has never experienced significant credit losses.

(Notes on per-share information)
1.	Shareholders’ equity per share	4,078.94 yen
2.	Net income per share	200.81 yen

(Other)
In November 2007, SynQor, Inc. (“SynQor”) sued Murata and its wholly-owned subsidiaries, Murata Electronics North America, Inc. and Murata Power Solutions, Inc. (collectively “Murata”) in the U.S. District Court for the Eastern District of Texas, Marshall Division (“EDTX”) and alleged that certain of Murata’s bus converters (“accused bus converters”) infringe four U.S. patents owned by SynQor. In August 2011, the EDTX issued the judgment that SynQor was awarded damages of about $20,980 thousand against Murata.
The Murata Group appealed the judgment of the EDTX to the U.S. Court of Appeals for the Federal Circuit (“CAFC”), although the CAFC affirmed the judgment of the EDTX in March 2013.
The Murata Group posted $25,291 thousand as the cost for such judgment and is now considering its response going forward.
In October 2011, SynQor also filed a claim for damages with the EDTX with respect to the shipment after the injunction of the accused bus converters was issued in January 2010. The Murata Group did not post provisions for this case since it is possible to make claims for compensation against third parties under the contract.